

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2014

Via E-mail
Ms. Rebecca Sandring
Chief Accounting Officer
CorEnergy Infrastructure Trust, Inc.
1100 Walnut, Suite 3350
Kansas City, MO 64106

> **Re:** **CorEnergy Infrastructure Trust, Inc.**
> **Amendment No. 1 to Form 10-K for year ended December 31, 2013**
> **Filed on March 19, 2014**
> **File No. 001-33292**

Dear Ms. Sandring:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for the year ended December 31, 2013

General

1. Please tell us how you determined it was not necessary to provide Rule 3-09 financial statements for Lightfoot Capital Partners LP.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Results of Operations, page 33

2. In future periodic filings, please revise your discussion of Adjusted EBITDA metric to disclose that it is a non-GAAP measure.

3. It appears your presentation of your lease revenue, security distributions, and operating results on pages 33, 37 and 44 represent full Non-GAAP statements of operations. Please clarify how you considered the guidance in Question 102.10 of the Division's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures in determining that your presentation was appropriate.

FFO and AFFO Reconciliation, page 41

4. Please tell us how your definition of FFO is consistent with the NAREIT definition of FFO, specifically address your adjustments for Distributions received from investment securities, Income tax expense, net, and Net distributions and dividend income.

Financial Statements

Notes to Consolidated Financial Statements, page F-8

2. Significant Accounting Policies, page F-9

D. Long-Lived Assets and Intangibles, page F-9

5. Please tell us and revise future filings to disclose how you account for acquisition costs for a business combination.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or the undersigned at 202-551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief